September 12, 2013

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Re:	Exceed Company Ltd.
Form 20-F for the year ended December 31, 2012
Filed March 27, 2013
File No. 1-33799

Dear Mr. Spirgel:

The purpose of this letter is to respond to your letter dated August 29, 2013. To assist you in reviewing our response, we have preceded each response with a copy (in bold type) of the point as stated in your letter.

Item 15, Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 70

1.	It appears that your report on internal control over financial reporting is missing both a statement identifying the framework used by management to evaluate the effectiveness of your internal control and management’s assessment of the effectiveness of your internal control as required by Item 15(b)(1) and (2) of Form 20-F. Please revise to include the required disclosures.

Response:

In response to the staff’s comment, we propose to make the additional disclosure set forth in the second paragraph below in the Amendment to the Form 20-F for the year ended December 31, 2012.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC that permit us to provide only management’s report in this Annual Report.

Note 4. Significant Accounting Estimates

Impairment allowances for trade and other receivables, page F-30

2.	We note your disclosure that “historically, the Group has had no experience of bad debts.” We refer to Note 17, Trade Receivables on page F-42. You disclose a substantial increase, year over year, in trade receivables aged 91 to 180 days. In addition, we note no disclosed impairment. Please disclose your assessment of the underlying business drivers that contributed to this year over year increase and address to what extent, if any, these factors influenced your assessment of collectability. In your response please also address why the credit period for your customers has been increased to six months in 2012 from four months in 2011.

Response:

The unfavourable market conditions have lengthened the time required for our distributors to settle their invoices. We have been closely monitoring trade receivables balances that are overdue by 30 days or more by taking into account, among others, the ability and intent of the distributor to settle the balance. We, however, will not make any provision for the overdue balance if (1) we have ongoing trading with the distributor; (2) we receive payments on other invoices from the distributor; and (3) we have no dispute on the amount overdue with the distributor.

Receivable turnover days were 137 days for the year ended December 31, 2012, as compared to 73 days for 2011. The turnover days were still within the credit periods granted to distributors, normally 180 days in 2012 and 120 days in 2011. We have no experience of bad debts and we had collected 35% of our receivables as of December 31, 2012, up to the completion of our 2012 20-F on March 27, 2013. As such, we believe that no receivables were impaired as of December 31, 2012.

As of the date of this letter, 100% of our receivables as of December 31, 2012 had been collected.

The following is a summary of our receivable ageing analysis as of December 31, 2012:

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Ageing (based on invoice date)	2012	Settlement up to March 27, 2013 (sign off date of 2012 Form 20-F)	Settlement up to August 31, 2013
	RMB’000	RMB’000	RMB’000
Within 60 days	271,743	-	271,743
61 to 90 days	165,530	-	165,530
91 to 180 days	647,262	375,395	647,262
181 to 360 days	-	-	-
	1,084,535	375,395	1,084,535
%		35%	100%

We lengthened the credit period for our customers to six months in 2012 from four months in 2011 in order to help our distributors during the unfavourable market conditions. We continue to closely monitor the collectability of our receivables and the repayment ability of our distributors, and when the market recovers, we will revisit the credit terms granted to them

* * * * *

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As requested in your letter dated August 29, 2013, we confirm the following:

•	Exceed Company Ltd. is responsible for the adequacy and accuracy of the disclosure in its filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the above-mentioned filings; and

•	Exceed Company Ltd. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in reviewing the response to the comments contained in your letter dated August 29, 2013. Please direct any further comments or requests for additional information to my attention at +852 2153-2771.

Sincerely,

Exceed Company Ltd.

By:	/s/ Lin Shuipan
Lin Shuipan
Chairman and Chief Executive Officer

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